SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

DMY TECHNOLOGY GROUP, INC. VI

(Name of Subject Company (Issuer) and (Name of Filing Person (Issuer))

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

c/o dMY Technology Group, Inc. VI

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

(702) 781-4313

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Adam J. Brenneman

Cleary Gottlieb Steen & Hamilton LLP

New York, New York 10006

(212) 225-2000

SCHEDULE TO

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☒	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached as Exhibit 99.1 to this filing is an article by the Austin Business Journal that includes information related to dMY Technology Group, Inc. VI’s (the “Company”) business combination with Rain Enhancement Technologies, Inc. (“Rainwater Tech”) and the Company’s future tender offer.

Exhibit Number	Description

99.1	Austin Business Journal Article, dated January 6, 2023.

Important Information

The tender offer has not yet commenced. This filing, including the attached exhibit, is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of common stock of the Company or any other securities of the Company pursuant to the tender offer or otherwise. Any tender offer will be made only pursuant to an offer to purchase and related documents which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by the Company. Stockholders of the Company and other interested persons are advised to read these documents, when available, any amendments to these documents and any other documents related to the tender offer that are filed with the SEC (collectively, the “Tender Offer Documents”) carefully and in their entirety prior to making any decision with respect to the tender offer because they will contain important information about the business combination, Rainwater Tech and the terms and conditions of the tender offer. Such persons can also read the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2021 for a description of the security holdings of the Company’s officers and directors prior to the consummation of the transactions described herein. Security holders will also be able to obtain a copy of such documents, without charge, by directing a request to: dMY Technology Group, Inc. VI, 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144. The Tender Offer Documents, once available, and the Company’s annual report on Form 10-K can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).